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                                                                   Exhibit 99.6

                             HARCOURT GENERAL, INC.
                               27 Boylston Street
                            Chestnut Hill, MA 02167
                              Tel. (617) 232-8200

                                                                    News Release

Contact Peter Farwell
        Vice President
        Corporate Relations
        (617) 232-8200                                     FOR IMMEDIATE RELEASE


            HARCOURT GENERAL SIGNS DEFINITIVE AGREEMENT TO ACQUIRE
            ------------------------------------------------------
            REMAINING SHARES OF STECK-VAUGHN PUBLISHING CORPORATION
            -------------------------------------------------------
                              FOR $14.75 IN CASH
                              ------------------

        CHESTNUT HILL, MA., September 26, 1997 -- Harcourt General, Inc. and Steck-Vaughn Publishing Corporation today announced a definitive merger agreement under which Harcourt General will acquire the publicly held Steck-Vaughn shares it does not already own for $14.75 per share in cash in a merger transaction. Harcourt General acquired ownership of approximately 82% of Steck-Vaughn's common stock when it completed a merger with National Education Corporation in June. Both boards of directors, including a Special Committee of the Steck-Vaughn Board of Directors, have approved the transaction, valued at approximately $41.5 million.

        Consummation of the merger, which is subject to customary terms and conditions, is expected by the end of the calendar year.

        Steck-Vaughn is one of the largest publishers of supplemental education materials in the world.

        Harcourt General is a leading global multiple-media publisher and service provider to established educational, trade and professional markets as well as to emerging for-profit educational, career-training and assessment markets. The Company is also a leading specialty retailer through its 53% controlling interest in The Neiman Marcus Group.


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